October 6, 2005

Via EDGAR and Facsimile (202-772-9208)

Donald Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0306

Re:      Four Oaks Fincorp, Inc.
Form 10-K for the fiscal year ended
December 31, 2004
Forms 10-Q for quarterly periods ended
March 31, 2005 and June 30, 2005

Dear Mr. Walker:

This letter responds to your comment letter of September 23, 2005 regarding the above-referenced filings made by Four Oaks Fincorp, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes the comment from your letter in bold with the Company’s response set forth immediately below.

1.
You disclose that an outstanding interest rate swap agreement used to hedge variable rate loans requires the company to make payment at a variable rate determined by a specified index (prime) in exchange for receiving payments at a fixed rate. The prime rate is not included in the definition of benchmark interest rate and therefore may not be designated as the hedged risk in a hedge of interest rate risk. Refer to paragraph 17 of Appendix A of SFAS 138 Basis For Conclusions (Unamended) and tell us how you determined that hedge accounting under SFAS 133/138 was appropriate.

We manage our interest rate risk relating to prime-based loans using cash flow hedging instruments, not interest rate risk hedging instruments. Pursuant to FASB’s Statement 133 Implementation Issue No. G25 (“No. G25”), we follow the first-payments received technique for our cash flow hedges, which allows hedge accounting for payments made at a variable rate determined by a specified index (prime) in exchange for receiving payments at a fixed rate as long as the hedging relationship meets all other conditions in SFAS 133/138. Therefore, considering and utilizing all components otherwise required by SFAS 133/138, we have relied on No. G25 as a basis for hedge accounting to limit the variability in cash flows, primarily from interest receipts, from our variable rate loans.

Both the interest rate swap agreement used to hedge our variable rate loans and the variable rate loans are based on the national prime rate set forth in the Wall Street Journal. We use the first-payments-received technique for identifying the hedged cash flows from our variable prime-rate based loans for our rolling portfolio of prepayable interest-earning loans. On a quarterly basis, we determine whether we have at least the notional amount of the swap of those prime-rate based loans outstanding through the period of the interest rate swap, even though the composition of these loans are likely to change due to prepayments, defaults and additional lending. Replacement of loans within the portfolio may involve loans existing at, or after, the inception of the hedging relationship. The loans that we identify share the same risk exposure for which they are designated as being hedged.

We report all changes in the fair value of interest rate swaps designated as instruments that hedge the variability of cash flows associated with variable rate loans in other comprehensive income. During the referenced time periods, these hedges were 100% effective, and there was no component of the derivative instruments’ gain or loss which was excluded from the assessment of hedge effectiveness.

As a result of your comment and to clarify our approach, we plan to include the following revised derivative footnote in our future periodic reports (derived from the December 31, 2004 Form 10-K footnote I, page 47):

“The Company originates variable rate loans for its loan portfolio. These loans expose the Company to variability in cash flows, primarily from interest receipts due to changes to interest rates. If interest rates increase, interest income increases. Conversely, if interest rates decrease, interest income decreases. Management believes it is prudent to limit the variability of a portion of its cash flows on variable rate loans. As a result, the Company generally hedges a portion of its variable-rate receipts. To meet this objective, management enters into interest rate swap agreements whereby the Company receives fixed rate payments and makes variable rate payments during the contract period.”

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As requested in your September 23, 2005 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me by phone (919) 963-1130 or email (nswise@fouroaksbank.com).

Sincerely,

Nancy S. Wise
Executive Vice President and
Chief Financial Officer

cc:  Jason L. Martinez, Esq.
      Margaret N. Rosenfeld, Esq.